Exhibit 1

FOR IMMEDIATE RELEASE

Company contacts: MGT Capital Investments, Inc. Alex van Klaveren 1410 Broadway 22nd Floor New York, NY 10018 +1 646-257-2644 alex@mgtci.com	For more information: Investors: Stephanie Carrington / Zack Kubow +1 646-536-7017 / 7020 scarrington@theruthgroup.com zkubow@theruthgroup.com

AIM IPO for MGT Subsidiary

LONDON, June 21, 2007 - MGT Capital Investments, Inc. (AMEX: MGT), an investment company focused on the Healthcare Information Technology (“HCIT”) sector, announced today that its subsidiary, Medicsight PLC (“Medicsight”), has begun its first day of trading of its ordinary shares on the AIM Market of the London Stock Exchange under the symbol “MDST”. Collins Stewart Europe Limited is the Nominated Adviser and Broker.

Tim Paterson-Brown, Chief Executive Officer of MGT and Chairman of Medicsight, commented, “This is an important day for MGT and Medicsight. The successful AIM listing demonstrates the success of MGT’s strategy of developing and growing HCIT companies and unlocking their value for our shareholders. This listing provides Medicsight with the working capital required to execute its growth plan and increase its value to shareholders.”

Medicsight raised $64 million (£32m), before expenses, by placing 29,090,909 ordinary shares at $2.19 (£1.10) per share, and now has a market capitalization of $340 million (£171m) based on the placing price. For more information on the Medicsight IPO, please visit www.medicsight.com.

At the same time as the IPO, MGT has reduced its holding in Medicsight to 85 million shares representing 54.7% of the issued share capital, and has raised approximately $24.5 million net of expenses.  This leaves MGT with over $40 million in cash in addition to its shareholdings in Medicsight and Medicexchange.

About MGT Capital Investments, Inc.

MGT Capital Investments is an investment company with two direct subsidiaries that focus solely on the dynamic and consolidating HCIT sector. The first subsidiary, Medicsight PLC, is a leading developer of computer-aided detection (CAD) and computer assisted reader (CAR) software solutions that are tested using one of the world’s largest databases of verified CT scan data. Medicsight’s CAD and CAR products help clinicians identify, measure, and analyze suspicious pathology, such as colorectal polyps and lung lesions. MGT Capital Investments has invested in and controls a second subsidiary, Medicexchange PLC, which operates Medicexchange.com, an online multi-vendor sales channel for diagnostic, treatment and surgery planning solutions for cardiac, thoracic, breast imaging, orthopedic, and gastro intestinal imaging. Medicexchange.com provides these solutions in a low-cost, on-demand and downloadable format, enhancing access to information and products for medical imaging professionals. Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

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